UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐	Form 10-K and 10-KSB	☐	Form 20-F	☐	Form 11-K
☒	Form 10-Q and 10-QSB	☐	Form N-SAR

For Period Ended: August 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period ended:

          NOTHING IN THIS FORM SHALL BE CONSTRUED  TO IMPLY THAT THE  COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DEMATCO, INC.
Full Name of Registrant

ADVANCED MEDIA TRAINING, INC.
Former Name if Applicable

17337 VENTURA BOULEVARD, SUITE 208
Address of Principal Executive Office (Street & Number)

ENCINO, CALIFORNIA 91316
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or  subject distribution report on Form  10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART II - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

Registrant has been delayed in compiling information and documentation necessary for Registrant's independent accountants' financial review and preparation of financial statements. Registrant is working as expeditiously as possible to compile such information and documentation and to deliver it to Registrant's independent accountants for review, completion and filing within the required time frame.

PART II - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

ROB STEVENS	(00)	1	(818)	759-1876
(Name)	(Int. Operator)	(Country Code)	(Area Code)	(Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements  to be included in the subject report or portion thereof?

☐	Yes	☒	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEMATCO, INC.
(Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its  behalf by the undersigned hereunto duly authorized.

Date: October 15, 2009	By:	/S/ ROB STEVENS
Rob Stevens, Chief Executive Officer